Exhibit 8.1

List of Subsidiaries of Telefonica Brasil S.A.

Subsidiaries	2018

Terra Networks Brasil S.A.	100.00%
POP Internet Ltda.	100.00%
Telefônica Transportes e Logística LTDA	99.99%
Aliança Atlântica Holding B.V.(1)	50.00%
Companhia AIX de Participações (1)	50.00%
Companhia ACT de Participações (1)	50.00%

(1) jointly controlled